2024 REPORT

Coco Coders


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LETTER

Dear investors,

Thank you for your unwavering support throughout 2024 following your investment! Coco Coders has made substantial strides, surpassing $765K in ARR at the close of 2024. We hope our quarterly updates have kept you well-informed and inspired. We welcome your ideas and suggestions as we look to an even brighter future. Please keep referring us to your friends, families & colleagues! Thank you once again.

We need your help!

1. Introductions to corporations or local small businesses who would like to sponsor career exploration and coding courses for the middle schools in their community.

2. Introduce Coco Coders to your friends, family & colleagues by having their children aged 6-14 try a free coding lesson: www.cococoders.com/token.

3. Introductions to local schools that could benefit from Coco's in-school live-online teaching model

Sincerely,

Elizabeth Tweedale

CEO & Founder

Tim Weelborg

Director

How did we do this year?

REPORT CARD

A+

☺ The Good

Completed $1M Series Seed Raise

Reached more than $765K ARR

Hired exceptional new team members and retained all key personnel

Hired exceptional new team members and retained all key personnel

☹ The Bad

Delayed teacher portal launch to Q1 2025

Corporate sales shifted to school sales based on B2B feedback

Google ad domain transfer delayed some B2C growth in Q3 2024

2024 At a Glance

January 1 to December 31



$472,049 +210%
Revenue



-$691,040
Net Loss



$74,589 +207X
Short Term Debt



$1,460,102
Raised in 2024



$129,000
Cash on Hand
As of 03/31/25



INCOME   BALANCE   NARRATIVE



● Revenues   ● Profit



$472,049

$152,161

-$180,161

-$691,040

2023   2024

Net Margin: -146%   **Gross Margin:** -1%   **Return on Assets:** -72%   **Earnings per Share:** -$0.07

Revenue per Employee: $118,012   **Cash to Assets:** 40%   **Revenue to Receivables:** 24,878

Debt Ratio: 8%

📄 Coco_Coders_Inception_Statement_of_Financial_Position_and_CPA_Review_Report__1_.pdf

📄 Coco_Coders_Inc_-_Balance_Sheet_-_Wefunder_-_GAAP.pdf

📄 Coco_Coders_Inc_-_Changes_in_Equity_-_Wefunder_-_GAAP.pdf

📄 Coco_Coders_Inc_-_Cash_Flows_-_Wefunder_-_GAAP.pdf

📄 Coco_Coders_Inc_-_Income_Statement_-_Wefunder_-_GAAP.pdf

Cococoders_GAAP_Financial_Report.docx.pdf

We ❤ Our 34 Investors

Thank You For Believing In Us

George Simons
Eren Algan
Carol Hayne
Marie Paiser
Srini Kottakota
Jared Moyer
Sean O'Reilly
She. Event Indy Non...
Mai Ly Kopatsy
Mike Grabenstein
Tim Johnson
Tataiah Damarla
Mba- Akuribila
Sandra T
Stuart McLeod
Prakash Patil
John Baule
Lisa M Garrison
Steve Schwartz
Deborah Evans
Emmanuel Amissah
Emily Blair
Madona Abbott
Nicholas A Sarcone
Andrea Krisciunas
Badr Naif Alotaibi
Moonshot DisruptX
Damian Casale
Angela Milne
Melissa Ness
Andrew Dombrowski

Thank You!

From the Coco Coders Team



Elizabeth Tweedale

CEO & Founder

Visionary leader named a top female in tech by Deloitte and Financial Times. Award-winning author of 6 books teaching children how to code and founder of Cyphe...



Paul Brooks in

Chief Product Officer

Tech founder with previous business exits. Previously head of product for Tutorful, the largest UK online private tuitio...



Caroline Viles in

Chief Financial Officer

Financial executive with experience in multiple sectors. Served as an upstream M&A economist for Shell and 3rd...



Gordon Smith

Head of Partnerships

EdTech veteran with multiple exits, the latest to Learning.com where he joined as their Head of Innovation for a Year after...

Details

The Board of Directors

Director	Occupation	Joined
Elizabeth Tweedale	CEO @ Coco Coders Inc.	2023
Tim Weelborg	Managing Partner @ Homegrown Capital	2024

Officers

Officer	Title		Joined
Elizabeth Tweedale	CEO		2023

Voting Power ❓

Holder	Securities Held	Voting Power
Elizabeth Tweedale	3,600,000 Common stock	38.7%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
09/2023	$100,000	Safe	Section 4(a)(2)
11/2023	$250,000	Safe	Section 4(a)(2)
01/2024	$107,457	Safe	Other
01/2024	$284,445	Safe	Other
04/2024	$55,698		4(a)(6)
05/2024	$1,012,502	Preferred Stock	Section 4(a)(2)

The use of proceeds is to fund general operations.

Outstanding Debts

None.

Related Party Transactions

In July of 2023, the Company bought their intellectual property from Cypher Coding Limited (Cypher) in exchange for £9,400. Cypher owns 1,080,000 of the Company's common shares. The intellectual property includes but is not limited to logos & variations thereof, typefaces and brand assets, website, social media and ad accounts, previous press mentioning Coco Coders, booking systems and classroom app, lesson content, and communications. The Company licenses this to Cypher for them to use for online customers.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common	12,000,000	5,595,000	Yes
Series Seed 1 Preferred	3,130,304	1,811,110	Yes
Series Seed 2 Preferred	1,890,708	1,890,708	Yes
Series Seed 3 Preferred	10,839	10,839	Yes

Warrants: 0
Options: 1,000,000

Form C Risks:

Customer Acquisition Costs and Growth Limitation: If the cost to acquire customers exceeds our projections, our growth could be constrained by the funds available for marketing and advertising. We are testing the elasticity of Customer Acquisition Cost (CAC) and have alternative strategies like B2B sales, organic brand-building, and referral programs, but the risk of higher-than-expected acquisition costs impacting growth remains.

Solo Founder Risk: As a solo founder, the company's vision and direction heavily depend on one individual. While we have a strong executive team and advisory board, the unique challenges and decision-making pressures associated with solo leadership could impact our business strategies and execution.

Recruitment and Retention of Teachers: Our business model relies on attracting skilled teachers. The ability to hire and retain such talent is crucial, and we plan to mitigate this risk by setting up further partnerships and networks. However, recruitment challenges in a competitive market remain a risk.

Dependence on External Educational Infrastructure: A significant shift in the educational landscape, such as major governmental investments in teaching technology in schools, could alter our market. While we are well-positioned to adapt, such changes could impact our business model and market position.

Key Person Risk: Our success is closely tied to the capabilities of our small management team. The loss or unavailability of any key members could adversely affect our operations. We are addressing this risk by hiring additional team members for role overlap and creating how-to guides for continuity, but the risk remains a significant factor.

Content Delivery and Support Dependency: We currently rely on third-party services for course distribution. We are continually developing our own distribution platforms to mitigate this risk. Still, until they all overtake third-party services, we are dependent on external platforms, which could affect content delivery and support.

Funding Uncertainty: Our funding comes from a mix of VCs, angels, and crowdfunding. While we have a history of navigating financial challenges effectively and operating leanly without extraneous expenses, there is no guarantee of continual funding, especially in a fluctuating economic climate.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Description of Securities for Prior Reg CF Raise

<u>Additional issuances of securities.</u> Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

investment, may result in substantial dilution of the investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock .

As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors multiplied by the Discount Rate . Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors .

Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Coco Coders, Inc.

Delaware Corporation
Organized June 2023
4 employees
515 Skylake Ct

Incline Village NV 89451 https://www.cococoders.com/

Business Description

Refer to the Coco Coders profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Coco Coders is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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